Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the

Offer to Purchase for Cash (as defined below), dated May 6, 2015 and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making or acceptance of the Offer would not be in compliance with the laws of such state or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any state and extend the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require the Offer to made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Procera Networks, Inc.

at

$11.50 Net Per Share

by

KDR Acquisition, Inc.,

A Wholly-Owned Subsidiary of

KDR Holding, Inc.

KDR Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of KDR Holding, Inc., a Delaware corporation (“Parent”), which is controlled by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., each a Cayman Islands exempted limited partnership (collectively, the “Sponsors”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc., a Delaware corporation (“Procera”), at a price of $11.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 6, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY

TIME, AT THE END OF THE DAY ON THURSDAY, JUNE 4, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 21, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Procera. The Merger Agreement provides, among other things, that as promptly as practicable following the acceptance for purchase of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Procera (the “Merger”), with Procera continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, Procera or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or Procera, and (ii) Shares owned by stockholders who validly exercise dissenters’ rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Procera will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for Shares regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Condition (as described below) and (iii) the Governmental Body Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer (not counting and excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) prior to 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”), together with any Shares then owned by Purchaser, Parent or other subsidiaries of Parent, shall equal at least one Share more than fifty percent (50%) of the sum of (A) all then outstanding Shares and (B) all Shares that Procera would be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof. The Antitrust Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any applicable foreign antitrust or competition law has expired or been terminated. The Governmental Body Condition requires that no order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement shall have been enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by any governmental body having the effect of enjoining or otherwise prohibiting the making or consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase.

After careful consideration, Procera’s board of directors, among other things, has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Procera and its stockholders; (ii) authorized and approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; (iii) authorized that the Merger be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware; and (iv) resolved to recommend that Procera’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser intends to effect the Merger Closing without a vote of the stockholders of Procera pursuant to and in accordance with Section 251(h) of the DGCL. Pursuant to Section 251(h) of the DGCL, the word “consummation” as used herein means irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refers to the occurrence of the Acceptance Time.

Parent and Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

•

if, as of any scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent, Purchaser may, in its sole discretion (and without the consent of Procera or any other person), extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer period as Parent, Purchaser and Procera may agree in writing), until such time as all conditions to the Offer are satisfied or waived;

•

if, as of any scheduled Expiration Time, any condition to the Offer other than the Minimum Condition has not been satisfied or waived by Parent or Purchaser, then, in each case at the request of Procera, Purchaser shall extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing);

•

if, as of any scheduled Expiration Time, all conditions to the Offer (exclusive of the Minimum Condition) have been satisfied or waived by Parent or Purchaser, then, in each case at the request of Procera, Purchaser shall extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing), though Purchaser is not required to extend the Offer on more than two occasions; and

•	Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, or any rule or regulation of NASDAQ applicable to the Offer.

Purchaser shall not, however, terminate or withdraw the Offer prior to any scheduled Expiration Time without the consent of Procera, except in the event of the termination of the Merger Agreement.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

Purchaser expressly reserves the right (but is not obligated to) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Procera, Purchaser shall not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or modify any conditions of the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition; or (vi) extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Time) in a manner other than pursuant to and in accordance with Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Time of the Offer, Purchaser will accept for purchase, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Time of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for purchase, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If Purchaser extends the Offer, is delayed in its acceptance for purchase of Shares or is unable to accept Shares for purchase pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depositary of (i)(a) the certificates evidencing such Shares (“Share Certificates”) or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase. No alternative, conditional or contingent tenders will be accepted.

There will not be a subsequent offering period for the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for purchase by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 5, 2015, which is the 60th day after the commencement of the Offer. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and Purchaser’s determination shall be final and binding. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured to the satisfaction of Purchaser within such time as Purchaser shall determine. None of Parent, Purchaser, the Sponsors, the Depositary, Innisfree M&A Incorporated (the “Information Agent”), or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or any waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Tender Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase, the Letter of Transmittal and Procera’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Procera’s board of directors and the reasons therefor) contain important information and these documents should be read carefully and in their entirety before any decision is made with respect to the Offer. Procera has provided Purchaser with Procera’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Procera’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at its telephone numbers, address and/or email address set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

May 6, 2015